UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Troika Media Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

89689F305

(CUSIP Number)

January 18, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89689F305	SCHEDULE 13G	Page 2

1.	NAMES OF REPORTING PERSONS Kevin James VanBeek
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,154,413
	6.	SHARED VOTING POWER 4,227,243 (1)
	7.	SOLE DISPOSITIVE POWER 4,154,413
	8.	SHARED DISPOSITIVE POWER 4,227,243 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,381,656
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Represents shares of Common Stock, $0.001 par value per share (“Common Stock”), of Troika Media Group, Inc. (the “Issuer”) jointly owned by Kevin James VanBeek and Andrea Lynn VanBeek (collectively, the “Reporting Persons”).

(2)

This percentage is calculated based on 67,813,116 shares of the Issuer’s Common Stock issued and outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2022.

CUSIP No. 89689F305	SCHEDULE 13G	Page 3

1.	NAMES OF REPORTING PERSONS Andrea Lynn VanBeek
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,227,243 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,227,243 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,227,243
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents shares of Common Stock jointly owned by the Reporting Persons.
(2)

This percentage is calculated based on 67,813,116 shares of Common Stock issued and outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report filed with the SEC on November 14, 2022.

Item 1.

(a)	Name of Issuer:

Troika Media Group, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

25 West 39th Street, 6th Floor, New York, NY 10018.

Item 2.

(a)	Name of Person Filling:

This Schedule 13G is being filed jointly by Kevin James VanBeek and Andrea Lynn VanBeek (collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement dated as of February 10, 2023, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended.

(b)	Address of principal business office or, if none, residence:

The principal place of business of each of the Reporting Persons is 13 Rosenfeld Drive, Hopedale, MA 01747.

(c)	Citizenship:

Each of the Reporting Persons is a citizen of the United States of America.

(d)	Title of class of securities:

Common Stock, $0.001 par value per share (“Common Stock”).

(e)	CUSIP No.:

89689F305

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of February 10, 2023, Kevin James VanBeek directly and beneficially owned 8,381,656 shares of Common Stock, representing approximately 12.4% of the issued and outstanding shares of Common Stock, and Andrea Lynn VanBeek directly and beneficially owned 4,227,243 shares of Common Stock, representing approximately 6.2% of the issued and outstanding shares of Common Stock.

The percentage of the outstanding shares of Common Stock held by each Reporting Person is based on 67,813,116 shares of Common Stock issued and outstanding as of November 11, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

(b)	Percent of class:

The information set forth in Item 4(a) of this Schedule 13G is incorporated by reference into this Item 4(b).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Kevin James VanBeek:    4,154,413

Andrea Lynn VanBeek:     0

(ii)	Shared power to vote or to direct the vote:

Kevin James VanBeek:    4,227,243

Andrea Lynn VanBeek    4,227,243

(iii)	Sole power to dispose or direct the disposition of:

Kevin James VanBeek:    4,154,413

Andrea Lynn VanBeek:     0

(iv)	Shared power to dispose or to direct the disposition of:

Kevin James VanBeek:    8,381,656

Andrea Lynn VanBeek:    4,227,243

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

/s/ Kevin James VanBeek
Kevin James VanBeek

/s/ Andrea Lynn VanBeek
Andrea Lynn VanBeek

Exhibit List

Exhibit No.	Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated as of February 10, 2023.